United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 28, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 28, 2008	www.gruma.com

UNREALIZED MARK-TO-MARKET RESULTS OF CURRENCY DERIVATIVE INSTRUMENTS

Monterrey, N.L. - October 28, 2008: GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) In order to update the information in our October 13th release announcing unrealized mark-to-market results of GRUMA's currency derivative instruments, GRUMA informs that due to extreme exchange rate volatility currently in the financial markets, it continues to be subject to variations on the mark-to-market value of such instruments, other than the instruments discussed in the next paragraph, and as of October 28, 2008, these instruments represented an aggregate mark-to-market non-cash charge of approximately US$788 million; of which US$105 million, US$354 million, US$220 million, and US$109 million on instruments maturing in 2008, 2009, 2010 and 2011, respectively. GRUMA is not subject to margin calls on these instruments.

The only currency derivative instruments that GRUMA entered into that were subject to margin calls are the instruments with another of the various counterparties with whom GRUMA contracted such instruments (the ''Counterparty''). GRUMA has entered into a release with the Counterparty in settlement of amounts due under these derivative instruments. This agreement contemplates that the Counterparty will not make margin calls and requires that GRUMA make payment to the Counterparty of the settlement amount by November 25, 2008. Failure to make such payment when due under the settlement may result in GRUMA being required to promptly pay the Counterparty US$276 million, the amount specified as the full amount due to the Counterparty under the terms of the derivative instruments.

GRUMA's results have been affected by the non-cash charges resulting from the mark-to-market changes in the value of its currency derivative instruments and it expects that such fluctuations in value may continue.

GRUMA continues achieving record net sales and cash flow figures, trends that we expect will continue. Given that we are a global company that operates its business in the food sector, we believe we generate a strong and reliable cash flow in light of such stable cash flow, we believe our operations will not be adversely affected by any downturn in the economies of the regions where we operate.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.